SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 (Amendment No.)

                          Consolidated-Tomoka Land Co.
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)


                                    210226106
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                                 (CUSIP Number)

                                David J. Winters
                            Wintergreen Advisers, LLC
                          333 Route 46 West, Suite 204
                        Mountain Lakes, New Jersey 07046
                                 (973) 263-2600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 24, 2006
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210226106
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Advisers, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     695,300

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     695,300

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     695,300

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.3%

14.  TYPE OF REPORTING PERSON*

     IA

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Fund, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     502,532

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     502,532

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     502,532

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.9%

14.  TYPE OF REPORTING PERSON*

     IC

 CUSIP No. 210226106
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Item 1.  Security and Issuer.

     Consolidated-Tomoka Land Co. (the "Issuer"), Common Stock, par value $1.00 per share (the "Shares").
     The address of the Issuer is 1530 Cornerstone Boulevard, Suite 100
      Daytona Beach, Florida 32117.
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Item 2.  Identity and Background.

(a-c, f) This statement is being filed by (i) Wintergreen Fund, Inc, an investment company registered under the Investment Company Act of 1940, as amended ("Wintergreen Fund") and (ii) Wintergreen Advisers, LLC, a Delaware limited liability company ("Wintergreen") which acts as sole investment manager of the Wintergreen Fund and other investment vehicles. (Each of Wintergreen Fund and Wintergreen may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons"). The Managing Members of Wintergreen are David J. Winters and Elizabeth N. Cohernour (the "Managing Members"), each of which is a citizen of the United States. David J. Winters is the portfolio manager at Wintergreen and Elizabeth N. Cohernour is the chief operating officer at Wintergreen.

The principal business and principal office address of each of the Managing Members, Wintergreen Fund and Wintergreen is 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey.

     (d) None of the Managing Members or Reporting Persons have, during the last
five  years,  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar misdemeanors).

     (e) None of the Reporting Persons or the Managing Members have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof the Wintergreen may be deemed to beneficially own 695,300 Shares.

As of the date hereof Wintergreen Fund beneficially owns 502,532 Shares.

The source of funds used to purchase the securities reported herein was the working capital of Wintergreen Fund and other investment vehicles managed by Wintergreen. The aggregate funds used by the Reporting Persons to make the purchases was approximately $42.1 million.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4.  Purpose of Transaction.

Advisory clients of Wintergreen are the beneficial owners of approximately 12.3% of the Issuer's common stock. Wintergreen believes the Issuer has done a good job and plans to work with management to continue increasing long term shareholder value. Wintergreen has initiated discussions with the Issuer on maximizing the value of the Daytona properties. Wintergreen intends to continue its dialogue with, and to take an active interest in, the Issuer to encourage strategic focus on the Volusia county properties. To this end, Wintergreen from time to time, will communicate with the Issuer and other holders of Common Stock regarding such matters.

Wintergreen may in the future purchase additional Shares or dispose of some or all of such Shares in open-market transactions or privately negotiated transactions. Wintergreen does not currently have any plans or proposals that would result in any of the actions described in paragraphs (b) through (j) of
Item 4 of the instructions to Schedule 13D.

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Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, Wintergreen may be deemed to be the beneficial owner of 695,300 Shares, constituting 12.3% of the Shares of the Issuer, based upon 5,671,749 Shares outstanding as of the date of this filing.

     Wintergreen has the sole power to vote or direct the vote of 695,300 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 695,300 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

Wintergreen specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Wintergreen Fund is the beneficial owner of 502,532 Shares(1), constituting 8.9% of the Shares of the Issuer, based upon 5,671,749 Shares outstanding as of the date of this filing.

     Wintergreen Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 502,532 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 502,532 Shares.

(1) Wintergreen Fund has delegated all of its authority to vote or dispose of the Shares to Wintergreen, its investment manager.

     (c) Wintergreen caused its advisory clients to effect transactions in the Shares during the past 60 days as set forth below:

   DATE              TYPE                NO OF SHARES      PRICE/SHARE
   ----              ----                -----------      ----------
 03/06/06          Purchase                 6,700            65.70
 03/07/06          Purchase                 5,200            64.68
 03/08/06          Purchase                 3,300            63.67
 03/09/06          Purchase                 4,200            63.31
 03/10/06          Purchase                21,000            63.31
 03/13/06          Purchase                 4,200            62.67
 03/14/06          Purchase                 5,000            62.63
 03/15/06          Purchase                 7,000            63.19
 03/16/06          Purchase                 6,800            63.03
 03/17/06          Purchase                16,500            62.68
 03/20/06          Purchase                 2,000            61.86
 03/21/06          Purchase                 4,800            61.33
 03/22/06          Purchase                 1,500            61.17
 03/23/06          Purchase                 1,800            61.25
 03/27/06          Purchase                 6,300            62.01
 03/27/06          Purchase                35,800            61.74
 03/28/06          Purchase                 3,000            61.49
 03/29/06          Purchase                   700            61.43
 04/03/06          Purchase                 5,700            61.59
 04/04/06          Purchase                 2,500            60.32
 04/05/06          Purchase                 6,800            60.25
 04/06/06          Purchase                 7,100            60.06
 04/07/06          Purchase                 8,300            59.89
 04/10/06          Purchase                 8,200            59.66
 04/11/06          Purchase                 8,900            59.31
 04/12/06          Purchase                 3,800            59.14
 04/13/06          Purchase                 4,700            58.77
 04/17/06          Purchase                 6,100            57.89
 04/18/06          Purchase                 9,700            58.31
 04/19/06          Purchase                 6,300            58.68
 04/20/06          Purchase                 4,200            58.50
 04/24/06          Purchase                50,000            59.25
 04/24/06          Purchase                10,300            59.36
 04/25/06          Purchase               253,000            59.00
 04/25/06          Purchase                 7,200            58.92
 04/26/06          Purchase                 3,100            59.13
 04/27/06          Purchase                 8,200            59.85
 04/28/06          Purchase                 4,700            60.83
 05/01/06          Purchase                 7,600            61.33
 05/02/06          Purchase                 3,500            61.21
 05/03/06          Purchase                 65,900           61.70

     (d) Inapplicable.

     (e) Inapplicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A.

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Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly

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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wintergreen Advisers, LLC
By: David J. Winters, Managing Member.


By: /s/ David J. Winters
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Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

By: /s/ David J. Winters
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May 4, 2006



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D dated May 3, 2006 relating to the Common Stock, par value $1.00 per share of Consolidated-Tomoka Land Co. shall be filed on behalf of the undersigned.


Wintergreen Adviser, LLC.
By: David J. Winters, Managing Member


By: /s/ David J. Winters
-----------------------------------

Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

By: /s/ David J. Winters
_________________________


May 4, 2006



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